United States securities and exchange commission logo





                               August 20, 2020

       Sally Outlaw
       Chief Executive Officer
       Worthy Community Bonds, Inc.
       One Boca Commerce Center
       551 NW 77 Street, Suite 212
       Boca Raton, FL 33487

                                                        Re: Worthy Community
Bonds, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 24, 2020
                                                            File No. 024-11279

       Dear Ms. Outlaw:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. We note your statement in the fourth paragraph that "[t]he closing of the offering will occur on the earlier of
(i) the date that subscriptions for the Worthy Community Bonds offered hereby equal
$50,000,000 or (ii) an earlier date determined by the Company in its sole discretion
(emphasis added)." Please revise your disclosure to clarify how this
                                                        "closing" is different
than the termination of the offering, which would appear to occur when either of the two
aforementioned conditions are satisfied, or revise it to make it clear, if true, that in
this context "closing" means the termination of the offering. In this regard, we note that
you intend to make the offering on a continuous basis and therefore have the ability to
close on individual investor funds and issue corresponding bonds on a continuous basis.
Please make conforming revisions to the closing and termination disclosures on pages 8
and 43.
 Sally Outlaw
Worthy Community Bonds, Inc.
August 20, 2020
Page 2
Overview, page 3

2. We note your disclosure on page 4 and throughout that you will notify investors of "other terms or restrictions of the [Worthy Community Bonds you are offering pursuant to the
         Bond Rewards Program] if different from those specified in this offering circular."
         Similarly, we note your disclosure on page 41 that the required number of purchased bonds necessary for an investor to be eligible to receive a Bond Reward is to be set by the company in its sole discretion from time to time. Accordingly, it appears that the offering terms of the Worthy Community Bonds offered pursuant to the Bond Rewards Program will not be known at qualification. Please tell us why you believe this offering should be considered a continuous offering in light of the factors noted above. In addition, we note your disclosure on page 17 that you have reserved the right to suspend or cancel any Bond
         Rewards at any time. To the extent you are referring to outstanding Worthy Community
         Bonds, please tell us how you will modify the terms, suspend or cancel such securities in compliance with the federal securities laws. To the extent you are referring to unissued
         Worthy Community Bonds, please tell us how you will inform investors of changes to the
         Bonds Reward Program.
3. Please disclose the number of Worthy Community Bonds offered for cash and the number of Worthy Community Bonds offered pursuant to your Bonds Rewards Program and confirm your understanding that the aggregate amount of all the Worthy Community
         Bonds, including those offered pursuant to your Bonds Rewards Program, may be no more than $50,000,000 and have counsel amend its legality opinion filed as Exhibit 12.1 to the offering statement to clarify that it is providing an opinion for the Worthy
         Community Bonds offered for cash and for the Worthy Community Bonds offered pursuant to the Worthy Community Rewards Program. In addition, we note your disclosure on page 8 and throughout that, if you sell all $50,000,000 of Worthy
         Community Bonds, you estimate that you will receive net proceeds from this offering of approximately $49,900,000. However, we note that some of the securities offered pursuant to your offering statement are offered as rewards for specified activities and not for cash. Please revise your disclosure, including your Use of Proceeds section, accordingly.
4. Please disclose here that in order to operate for 12 months, you estimate that $3,500,000 in funds will be required and that if you fail to generate $25,000,000 from your sales of
         Worthy Community Bonds, you may not be able to fully carry out your plan of operations. In this regard, we note your disclosure on page 19. Organizational Structure, page 6
FirstName LastNameSally Outlaw
5. Please add to the organizational chart your affiliates, Worthy Peer I and Worthy Peer II,
Comapany    NameWorthy
       indicating         Community
                  percentage ownership, Bonds,  Inc.
                                           as well as the management service
contractual
Augustrelationships
        20, 2020 Pageamong
                       2    the affiliates.
FirstName LastName
 Sally Outlaw
FirstName  LastNameSally
Worthy Community    Bonds,Outlaw
                           Inc.
Comapany
August  20, NameWorthy
            2020        Community Bonds, Inc.
August
Page  3 20, 2020 Page 3
FirstName LastName
Risk Factors
Risks Related to Our Company, page 10

6. Please add a new risk factor that addresses the material risks to investors represented by each of the conflicts of interest you disclose on page 33.
We will face increasing competition and, if we do not compete effectively, our operating results could be harmed., page 13

7. Please expand this risk factor to address the specific and unique risks you will face as a result of competing with your affiliates (e.g., Worthy Peer I and Worthy Peer II). In doing so, please specifically address the risks arising from the common management, ownership and control of you and your affiliates (e.g., for customers and other business opportunities).
Risks Related to Worthy Community Bonds and this Offering
Because the Worthy Community Bonds will have no sinking fund, insurance, or guarantee, you could lose all or a part of your investment if we, page 16

8. Please specifically identify the "other sources of funds" you disclose in the risk factor you could draw upon to pay amounts owed under the Worthy Community Bonds. In this regard, we note your disclosure on page 35 that the assets of Worthy Lending III will fund your payment obligations with respect to the Worthy Community Bonds. Risks Relating to Participation in the Worthy Community Bond Rewards Program
By purchasing Worthy Community Bonds in this offering, unless you opt-out, page
16

9. Please clarify whether the arbitration, class action waiver and jury waiver provisions in
         Section 13 of your Subscription Agreement applies to claims brought under the Exchange
         Act and Securities Act. To the extent that they do not, please clearly state here, on page
         36 and in Section 13 of your Subscription Agreement.
The administration and operation of the Bond Rewards Program is significantly dependent, page
17

10. Please briefly describe the "novel technology platform" that the Bond Rewards Program utilizes.
Use of Proceeds, page 17

11.      Please disclose the amount you have been accruing to date under the
Management
         Services Agreement. In this regard, we note your disclosure on pages 19 and 25.
12. We note your disclosure in the second sentence that you are including the costs of the offering in the proceeds you are earmarking for general corporate purposes. However, in the table below the disclosure you list offering costs of $100,000 as a separate line item,
 Sally Outlaw
FirstName  LastNameSally
Worthy Community    Bonds,Outlaw
                           Inc.
Comapany
August  20, NameWorthy
            2020        Community Bonds, Inc.
August
Page  4 20, 2020 Page 4
FirstName LastName
         which is not included in the 5% of proceeds you are earmarking for general corporate purposes. Please clarify your disclosure regarding the application of proceeds to satisfy the costs of the offering.
Our Business
Making Investments, page 27

13. Please disclose whether you have the ability to make investments in securities issued by companies that are affiliated with you (e.g., Worthy Peer I). Please make conforming disclosures in the other places in the offering statement where you describe your ability to make investments. In addition, if you have the ability to make such investments, please add risk factor disclosure to address the material risks to investors associated with such practice.
Worthy Fintech Platform, page 28

14. We note your disclosure on page 28 that you will pay a license fee to WFI in the amount of $10 per active user per year. Please revise to disclose what you mean by "active user."
         In addition, please disclose the material terms of your license agreement with WFI in your
         Certain Relationships and Related Party Transactions section and file it as an exhibit to your offering statement.
Management
Directors and Executive Officers, page 32

15. Please update Ms. Outlaw's business experience disclosure to clarify that Peerbackers
         Advisory LLC is no longer an SEC-registered investment advisor. In this regard, we note the Form ADV-W (de-registration) filed on July 10, 2020.
Description of the Worthy Community Bonds
Repayment of Demand of Holder, page 35

16. Your disclosure on page 35 that if a bondholder holds an aggregate principal amount greater than $50,000, then the bondholder may not exercise its right to cause the company to repurchase any portion of the Worthy Community Bonds for a period of at least 12 months from the date of purchase seems inconsistent with your statement in Exhibit 4.1 that, if an investor owns an aggregate outstanding principal amount of more than
         $100,000, the investor may not exercise its right to cause the company to repurchase any portion for a period of at least 12 months from the date of purchase. Please revise for consistency and clarity. In addition, please revise your disclosure on page 35 of the offering statement to state, if true, that, if an investor withdraws an aggregate amount of funds from an account that is greater than $50,000 in any 30 day period, you may take up to 30 days to process the payment, and discuss here the repayment on demand for Worthy
         Community Bonds received pursuant to the Worthy Community Bond Rewards Program.
         Finally, please include a summary of the repayment on demand of holder terms in your
 Sally Outlaw
FirstName  LastNameSally
Worthy Community    Bonds,Outlaw
                           Inc.
Comapany
August  20, NameWorthy
            2020        Community Bonds, Inc.
August
Page  5 20, 2020 Page 5
FirstName LastName
         Summary section, including the terms related to an account that is greater than $50,000 or greater than $100,000, as well as the terms regarding repayment for bonds received pursuant to the Bond Rewards Program and for participants in the Interest Boost Program.
Worthy Community Bonds
Interest, page 35

17. Your disclosure on page 35 that simple interest shall accrue on the Outstanding Principal
         Balance seems to contradict your disclosure that you will pay compounded interest.
         Please revise for consistency and clarity.
Exclusive Forum Provision, page 36

18. We note your disclosure on page 36 that the exclusive forum provision in your bylaws does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claims for which the U.S. federal courts have exclusive jurisdiction. Please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
         Also, please revise your disclosure on page 36 to clarify that the exclusive forum provision in your bylaws is found in Section 7.4. In addition, we note that Section 7.4 also has contains a fee shifting provision. Please disclose this provision in this section, state whether the provision applies to federal securities laws claims and include a risk factor that address the risks associated with the fee shifting provision.
Interest Rate Boost Program, page 36

19. Please clarify how frequently you may change the interest rate, how you will inform investors regarding changes to the interest rate, how much notice investors will receive and how you will inform investors at the date of purchase of the current interest rate for participants in the Interest Rate Boost Program. In addition, please file the subscription agreement for purchases of Worthy Community Bonds that will be subject to the Interest
         Rate Boost Program as an exhibit to your offering statement.
Plan of Distribution
Worthy Community Bond Rewards Program, page 40

20. We note your disclosure on page 41 that the Referal Offer communication will identify the number of Worthy Community Bonds the Referree and Referor will receive but that it is subject to a maximum of 50 Worthy Community Bonds per year. Please disclose what determines the amount of Worthy Community Bonds the Referor and Referree will receive and clarify whether it is dependent upon the Referree purchasing Worthy
         Community Bonds. In addition, please file the Worthy Community Bond Investor
         Agreement for Worthy Community Bonds received pursuant to the Worthy Community
         Bond Rewards Program as an exhibit to your offering statement.
 Sally Outlaw
Worthy Community Bonds, Inc.
August 20, 2020
Page 6
21. We note your disclosure on page 41 that an investor may receive a Bond Reward if such eligible investor opens a new IRA account on the Worthy Fintech Platform and the investor elects in its sole discretion to obtain a Bond Reward rather than have all of his or her third party fees of the IRA covered by the company. Please revise your disclosure in an appropriate section of your offering statement to discuss the ability of an investor to open an IRA account on the Worthy Fintech Platform and your policy regarding such accounts.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameSally Outlaw                                  Sincerely,
Comapany NameWorthy Community Bonds, Inc.
                                                                Division of
Corporation Finance
August 20, 2020 Page 6                                          Office of
Finance
FirstName LastName